# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: House of Doge Inc., CIK 0001903595
CUSIP: 104813308
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 261 NE 61ST STREET, MIAMI, Florida (FL), 33137
Date of event which requires filing of this statement: 06/30/2026
Filed by CIK 0002151711
Persons authorized to receive notices and communications: Jens Wiechers, Much Wow Ltd. c/o DAC Beachcroft, WOOLGATE, 25 BASINGHALL ST, London, United Kingdom (X0), EC2V 5HA, 0447915606549

## Reporting persons
- Much Wow Ltd. (CIK 0002151711): type of reporting person: corporation (CO); citizenship or place of organization: United Kingdom (X0); source of funds: other (OO); sole voting power 7,718,866; shared voting power 0; sole dispositive power 7,718,866; shared dispositive power 0; aggregate amount beneficially owned 7,718,866 (10.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: House of Doge Inc.
Address of issuer's principal executive offices: 261 NE 61ST STREET, MIAMI, Florida (FL), 33137

## Item 2. Identity and Background
Name of person filing: Much Wow Ltd., a private company limited by guarantee without share capital incorporated in England and Wales (Company No. 13726736).
Residence or business address:
Much Wow Ltd.
c/o DAC Beachcroft
Woolgate
25 Basinghall Street
London EC2V 5HA
United Kingdom
Present principal occupation or employment: Development, maintenance and support of open-source software and related intellectual property for the Dogecoin ecosystem.
Criminal convictions in the last five years: Neither the Reporting Person nor, to the Reporting Person's knowledge, its directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Neither the Reporting Person nor, to the Reporting Person's knowledge, its directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order of the type described in Item 2(e) of Schedule 13D.
Citizenship: England and Wales

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired 7,718,866 shares of Common Stock as merger consideration in connection with the merger completed on June 30, 2026. No cash consideration was paid by the Reporting Person and no borrowed funds were used.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person acquired the shares as merger consideration in connection with the merger completed on June 30, 2026.

The Reporting Person holds the shares in connection with its activities supporting the development, maintenance and support of open-source software and related intellectual property for the Dogecoin ecosystem.

The Reporting Person may, from time to time, acquire additional securities of the Issuer or dispose of some or all of its securities depending upon market conditions, legal requirements, operational requirements, financial requirements and other factors.

Except as described above, the Reporting Person presently has no other plans or proposals of the type described in Item 4(a) through (j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially owns 7,718,866 shares of Common Stock, representing approximately 10.09% of the outstanding Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person has sole voting power over 7,718,866 shares, shared voting power over 0 shares, sole dispositive power over 7,718,866 shares and shared dispositive power over 0 shares.
Transactions in the class effected during the past sixty days: Except for the acquisition of the shares as merger consideration on June 30, 2026, the Reporting Person has not effected any transactions in the Issuer's Common Stock during the preceding sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Person is known to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, such securities.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as described in this Schedule 13D, the Reporting Person is not party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including transfer or voting agreements, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits or losses, or the giving or withholding of proxies.

## Signatures
- Much Wow Ltd.: Jens Wiechers, Director, for Much Wow Ltd. (08/25/2026)